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                  UNITED STATES OF AMERICA
                         before the
             SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


______________________________________________
In the matter of

CSW Energy, Inc.                                REPORT FOR PERIOD
Dallas, Texas  75266-0789                       July 1, 1995 to
                                                September 30, 1995
File No.  070-07758                             PURSUANT TO RULE 24


     This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-25728, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to IPPs. Attached is the information required pursuant to HCAR 35-25728.

(1)  A balance sheet as of the relevant report date. See Exhibit A.

(2)  An income statement for the twelve months ended. See Exhibit B.

(3)  Name, owner, and location of each IPP served by CSW
     Energy during the quarter.  None.

(4)  The amount of compensation received for each IPP project. None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company. See Exhibit C.

(6) A schedule of aggregate development expenses and investments as of the relevant quarterly reporting date. See Exhibit D.

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                      S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy,
Inc. has duly caused this report to be signed on its behalf on this 14th day of November, 1995.



                                   CSW Energy, Inc.


                                   /s/  EDDIE PEEBLES
                                        Eddie Peebles
                                        Controller